Form NRSRO Exhibit #3

Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information.

March 28, 2016

HANDLING OF CONFIDENTIAL INFORMATION AND MATERIAL, NON-PUBLIC INFORMATION

During the course of the Firm's business activities, analytical staff and other Associated Persons may attend meetings and discussions with issuers, arrangers, clients or potential clients to discuss analytical components of products or methodologies, or be exposed to documents (financial and otherwise) that are not generally in the public domain. Thus, there is a possibility that the Firm and/or its Associated Persons may be exposed to material, non-public information (MNPI) and/or confidential information (collectively "MNPI"). MNPI may be obtained in various ways, including verbally, through physical documentation, and in electronic form. Pursuant to Rule 17g-4 and section 15(E) of the Exchange Act, the Firm is required to have policies tailored to the nature of its business which are reasonably designed to address the handling of MNPI by the NRSRO and/or its Associated Persons and prevent the:

• The inappropriate dissemination within and outside the NRSRO of MNPI obtained in connection with the performance of credit rating services;

• A person within the NRSRO from purchasing, selling, or otherwise benefiting from any transaction in securities or money market instruments when the person is aware of MNPI obtained in connection with the performance of credit rating services that affects the securities or money market instruments; and

• The inappropriate dissemination within and outside the NRSRO of a pending credit rating action before issuing the credit rating on the Internet or through another readily accessible means.

Specifically, section 15(E)(g)(1) of the Exchange Act states: "Each nationally recognized statistical rating organization shall establish, maintain, and enforce written policies and procedures reasonably designed, taking into consideration the nature of the business of such nationally recognized statistical rating organization, to prevent the misuse in violation of this title, or the rules or regulations hereunder, of material, nonpublic information by such nationally recognized statistical rating organization or any person associated with such nationally recognized statistical rating organization."

MNPI will be sequestered and not shared with members of the Firm who are not required to know. The Firm's Employees are prohibited from using, propagating, tipping, or in any other way passing MNPI on to any other persons other than the Firm's Compliance or Legal departments. The Firm's Compliance Department will, on an at least annual basis, review the Firm's operations to identify potential exposure to MNPI and to review policies to address identified and emerging conflicts. At no time will the Firm or any member of the Firm discuss or disclose such information or perform any personal securities transactions related to MNPI until the MNPI is in the public domain (see the Firm's Code of Conduct).

In the event that an employee misuses or passes on MNPI, the Compliance Department will investigate the matter fully, assess the cause and seriousness of such infraction, determine an appropriate response and document all findings and responses.

At least annually, the firm will conduct a compliance meeting / training session during which issues, procedures and policies related to the possession and use of MNPI will be discussed.